LEONABIO, INC.

10706 North Creek Parkway, Suite 104

Bothell, Washington 98011

March 31, 2026

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Dickerson; Joe McCann

Re: LeonaBio, Inc.
Registration Statement on Form S-1
Filed January 20, 2026, Amended March 31, 2026
File No. 333-292826

Acceleration Request

Requested Date: April 1, 2026

Requested Time: 4:00 p.m. (Eastern time),

or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LeonaBio, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-292826) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Bryan King at (206) 883-2535 or, in his absence, Laura Duncan at (206) 883-2578.

Very truly yours,

LeonaBio, Inc.

/s/ Robert Renninger

Robert Renninger
Chief Financial Officer

cc: Mark Litton, M.D., President and Chief Executive Officer, LeonaBio, Inc.
Mark Worthington, General Counsel, Chief Compliance Officer and Corporate Secretary, LeonaBio, Inc.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bryan D. King, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Laura Duncan, Wilson Sonsini Goodrich & Rosati, Professional Corporation